YEAR-END REPORT
JANUARY-DECEMBER 2017

COM HEM

YEAR-END REPORT JANUARY-DECEMBER 2017

READY FOR THE NEXT CHAPTER OF GROWTH

FOURTH QUARTER SUMMARY 2017

Revenue increased by 1.4% to SEK 1,805m for the Group, with Com Hem Segment increasing by 4.2% to SEK 1,389m.

Operating profit (EBIT) of SEK 203m, compared to SEK 228m in previous year, affected by higher level of items affecting comparability.

EBITDA declined by 1.1% to SEK 693m due to items affecting comparability associated with redundancy and advisory fees in connection to the merger with Tele2.

Underlying EBITDA increased by 3.8% to SEK 722m for the Group, with Com Hem Segment increasing by 5.3% to SEK 650m.

Cash flow from operating activities increased by 15.8% to SEK 654m as a result of higher profits.

Operating free cash flow increased by 3.1% to SEK 402m for the Group, with Com Hem Segment increasing by 8.5% to SEK 384m.

Net result almost tripled to SEK 96m.

Earnings per share: SEK 0.54 (0.18).

Another quarter with record volume growth in Com Hem Segment consumer business:
- Unique consumer subscribers rose by 12,000 to record high 983,000.
- Continued strong volume growth in broadband, up 14,000 to record high 750,000 RGUs.
- Continued growth in digital TV RGU's, up 4,000 to 655,000, with a continued growth of 5,000 TiVo customers (penetration rate of 40%).
- Consumer ARPU of SEK 373 (SEK 373 in Q3 2017).
- Consumer churn of 13.6% (12.8% in Q3 2017).

Completion of 700MHz band migration in Boxer Segment:
- Expected temporary spike in churn, 19.4% (14.4% in Q3 2017).
- Consumer ARPU up to SEK 301 (SEK 298 in Q3 2017).
- 5,000 broadband RGUs were added in the quarter.
- Decline in unique consumers of -12,000 compared to -9,000 in the third quarter.
- Decline in RGUs of -8,000 compared to -6,000 in the third quarter.
- Boxer's fibre footprint is now at 1,100,000 addressable households including roughly 200,000 which do not overlap with the Com Hem Segment.

Now reaching 2.8m addressable households:
- Added 100,000 households in Q4 resulting in 800,000 addressable SDU households.
- The Group now has a total footprint of 2.8m addressable households which represents a 40% footprint increase since the expansion started.
- Well on track to reach three million addressable households by 2020 for the entire Group.

Full year results in-line with guidance and mid-term guidance reiterated:
- Group revenue of SEK 7,136m in FY17, up 26.0% – in-line with guidance.
- Group underlying EBITDA of SEK 2,926m in FY17, up 14.9%. Com Hem Segment underlying EBITDA of SEK 650m, up 5.4%, and Boxer underlying EBITDA of SEK 323m – in-line with guidance.
- Group capex at SEK 1,138m in FY17, up 27.5% - in-line with guidance.
- Guidance for the mid-term reiterated.

Shareholder remuneration:
- Com Hem repurchased shares for SEK 111m in the quarter, representing 0.5% of outstanding shares as of December 31, while lowering the leverage ratio to 3.6x (3.7x).
- For 2018, the Board is proposing to the AGM in March to increase the cash dividend by 50% to SEK 6.00 per share to be paid out in equal parts on two occasions at the end of March and beginning of July.

Merger with Tele2: On January 10, 2018, it was announced that the Boards of Directors of Tele2 AB and Com Hem Holding AB have agreed on a combination of Tele2 and Com Hem through a statutory merger, creating a leading integrated connectivity provider. The merger will be implemented by Tele2 absorbing Com Hem. Com Hem shareholders will receive SEK 37.02 in cash plus 1.0374x B shares in Tele2 as merger consideration for each share in Com Hem. Please find further information on the merger in press release available at www.comhemgroup.se.

Financial key metrics[1]

	OCT-DEC/Q4			JAN-DEC		
	2017	2016	Change	2017	2016	Change
Revenue, SEKm	1,805	1,780	1.4%	7,136	5,665	26.0%
Operating profit (EBIT), SEKm	203	228	-10.9%	912	851	7.1%
EBITDA, SEKm	693	701	-1.1%	2,855	2,518	13.3%
EBITDA margin,%	38.4	39.4	-1.0 p.p.	40.0	44.5	-4.5 p.p.
Underlying EBITDA, SEKm	722	696	3.8%	2,926	2,547	14.9%
Underlying EBITDA margin, %	40.0	39.1	0.9 p.p.	41.0	45.0	-4.0 p.p.
Net result for the period, SEKm	96	34	182.8%	461	317	45.5%
Earnings per share, SEK	0.54	0.18	195.0%	2.55	1.66	53.4%
Capex, SEKm	320	305	4.6%	1,138	893	27.5%
Capex as % of revenue	17.7	17.2	0.5 p.p.	16.0	15.8	0.2 p.p.
Cash flow from operating activities, SEKm	654	565	15.8%	2,557	2,216	15.4%
Operating free cash flow, SEKm	402	390	3.1%	1,788	1,655	8.0%
Net debt at end of period, SEKm	10,488	10,326	1.6%	10,488	10,326	1.6%
Net debt/Underlying EBITDA LTM, multiple	3.6x	3.7x	-0.1x	3.6x	3.7x	-0.1x

[1] See page 22 for definitions of financial key metrics and Alternative Performance Measures (APM).
The figures in this report refer to the fourth quarter of 2017 unless otherwise stated. Figures in brackets refer to the corresponding period last year.

2 Year-end Report Q4 | January-December 2017

READY FOR THE NEXT CHAPTER OF GROWTH
The fourth quarter marks the end of one of the most eventful years in Com Hem’s history. Continued focus on customer satisfaction which is our most important growth driver has resulted in another quarter of strong volume growth in the Com Hem Segment and further improvement in the turnaround of Boxer. We made progress on the footprint expansion programme, now reaching 2.8m of the 3.0m targeted addressable households. We exit the year more confident than ever that Com Hem is a strong and resilient cable company ready to enter the next chapter of growth together with Tele2 as a leading integrated operator in the Swedish market.
Focus on customer satisfaction results in multi- year record volumes in the Com Hem Segment
In the Com Hem Segment we saw another quarter of multi-year record intake of unique customers, broadband RGUs and digital TV RGUs. Our customer base grew by 12,000 in the segment and the number of RGUs increased by 15,000 with very strong growth in both broadband and digital TV, up 14,000 and 4,000 RGUs, respectively. Our TiVo base grew by 5,000 customers, (now 40% of our DTV base). The number of telephony RGUs continued to decline, down 3,000, somewhat lower than in previous periods. The blended consumer ARPU remained at SEK 373. Consumer churn of 13.6% was 0.8 percentage points higher than Q3 2017 mainly due to price adjustments in Q4 as well as a small portion related to the Discovery blackout. Within B2B we saw a decline in revenue, down 12.3% (SEK 10m) compared to Q4 2016, as we focus on the OnNet broadband business which grew by 17.4% compared to Q4 2016.
Addressable households reach initial target of 2.8m
We made further progress in our network expansion programme
with 100,000 addressable households added in the quarter to a total of 800,000 since the start of the expansion, 200,000 of which are unique to Boxer. Since the start of the footprint expansion one and half year ago, the Group has increased its footprint by 40% from 2.0m to 2.8m addressable households. We remain confident that we can reach our target of at least 3.0m households by 2020, which constitutes an increase of 50% from before the SDU expansion and the Boxer acquisition. Deployment of our own fibre in selected trial areas continued during the quarter and will conclude in early 2018. Given the success of our capex-light approach of connecting to third party infrastructure, we have no plans to scale up new build beyond the trial areas.
Executing on the turnaround of Boxer
We continue to see positive momentum in Boxer with an additional 5,000 broadband RGUs added in the quarter and ARPU reaching a record high of SEK 301 due to increased dual penetration. Consumer churn temporarily returned to peak levels in Q4 2017 (19.4%) mainly due to the migration of the 700 Mhz band and seasonality effects of expiration of binding periods across the customer base. Part of the increase was also due to a lag effect of the Discovery blackout in September. In spite of these temporary negative events, decline in unique customers and RGUs were inline with previous quarters, down 12,000, and 8,000, respectively. We now align Boxer with the Group’s more-for-more strategy; building customer satisfaction to increase volume growth and pricing power. In Q1 2018 we initiate price adjustments for a large part of the Boxer digital TV customer base and as a result we expect churn to remain elevated in Q1 2018. Boxer’s fibre footprint increased from 1,000,000 to 1,100,000 addressable households in Q4 including roughly 200,000 which do not overlap with the Com Hem Segment. After a full year with Boxer we remain hopeful that we can turn the company into RGU growth and stop the revenue decline in the coming years as the Boxer brand gets further traction as a broadband-led TV operator across the expanding SDU footprint.
Steady growth leads to strong cash flow generation
The Com Hem Group increased revenue by 1.4% to SEK 1,805m with a growth of 4.2% in the Com Hem Segment offset by a 7.0%

decline in Boxer. Underlying EBITDA increased by 3.8% to SEK 722m for the Group with a 5.3% growth in the Com Hem Segment offset by a 8.0% decline in Boxer. Group EBITDA declined by 1.1% to SEK 693m due to a higher level of items affecting comparability from costs associated with redundancy and advisory fees in connection to the merger discussions with Tele2.
Group capex amounted to SEK 320m in the quarter compared to SEK 305m in Q4 2016. Operating free cash flow increased by 3.1% for the Group and by 8.5% for the Com Hem Segment. During the quarter we repurchased shares for SEK 111m, representing 0.5% of outstanding shares as of December 31. We have during the last 12 months returned SEK 1.5bn to our shareholders while ending the year with a leverage ratio of 3.6x which is in line with the target range of 3.5-4.0x net debt / underlying EBITDA LTM. For 2018, the Board is proposing a 50% increase in the cash dividend from SEK 4.00 per share to SEK 6.00 per share alongside the ongoing buyback program which ends no later than March 20, 2018. There will be no further buybacks between the AGM (March 21) and closing of the merger with Tele2.
Entering the next chapter in the Com Hem story
During the last few years Com Hem has been transformed from a struggling TV-provider with a sub-par network and low customer satisfaction into a best in class fixed-line connectivity provider with the widest content portfolio delivered through user-friendly and modern platforms. Focus on customer satisfaction has resulted in high customer loyalty and increased pricing power. If approved by the shareholders, we will in 2018 enter the next phase in the Com Hem success story by merging with Tele2 to create a leading integrated operator in the Swedish market. Through the combination of these highly complementary businesses we will be able to enhance our effort to increase customer satisfaction by offering a full range of complementary connectivity and digital services. This will allow us to grow revenue further, as we capitalize on the increasing fixed and mobile data usage, underpinned by increased video consumption. The combined company can in addition be run more efficiently leading to an enhanced cash conversion than on a standalone basis.
Looking ahead
In 2018 we will focus on a number of initiatives that we believe will further increase customer satisfaction and financial growth across the Group. During Q1 we are executing the bulk of this year’s price adjustments, for the first time including Boxer. As part of our more-for-more strategy we have enhanced our services by, among other things, adding TV-channels and on demand content to our portfolio and upgraded the broadband speeds for part of our customer base in 2017. Given that price adjustments will affect a larger portion of the customer base than previous years, we expect the effect on Q1 churn to be higher as well. The rollout of DOCSIS 3.1 will allow higher speeds and increased capacity to future-proof our FibreCoax network. We will launch next generation TV service—the TV Hub and further develop our app-based video services which will help us execute the more-for-more strategy across both of our brands. In addition, we will continue expanding our addressable footprint toward the 3.0m target which will allow us to offer our services to an even larger number of consumers and secure growth for many years to come. Today we reiterate our guidance for 2018 and the mid-term as we aim to deliver mid-single digit underlying EBITDA growth for the entire Group annually. We expect growth to be skewed toward the Com Hem Segment in 2018 as we continue necessary efforts to execute on the turnaround of Boxer. We expect capex for the entire Group to be in the range of SEK 1.0-1.1bln annually. We aim to maintain our leverage within the interval of 3.5-4.0x underlying EBITDA LTM.
[Graphic Appears Here]
FINANCIAL GUIDANCE
FINANCIAL GUIDANCE FOR THE GROUP—2018 AND MID-TERM
Underlying EBITDA We aim to deliver mid-single digit underlying EBITDA growth for the entire Group annually. We expect growth to be skewed toward the Com Hem Segment in 2018 as we continue necessary efforts to execute on the turnaround of Boxer Capex We expect Capex for the entire Group to be in the range of SEK 1.0-1.1bln annually
Leverage target We aim to maintain our leverage within the interval of 3.5-4.0x underlying EBITDA LTM
4 Year-end Report Q4 | January-December 2017

COM HEM

GROUP FINANCIAL OVERVIEW

	OCT-DEC/Q4			JAN-DEC		
Financial summary, SEKm	2017	2016	Change	2017	2016	Change
Revenue	1,805	1,780	1.4%	7,136	5,665	26.0%
Operating expenses	-1,602	-1,552	3.2%	-6,224	-4,813	29.3%
Operating profit (EBIT)	203	228	-10.9%	912	851	7.1%
Net financial income and expenses	-79	-184	-56.9%	-319	-440	-27.5%
Income taxes	-28	-10	179.7%	-132	-94	39.9%
Net result for the period	**96**	**34**	**182.8%**	**461**	**317**	**45.5%**

Comparisons between fourth quarter of 2017 and fourth quarter of 2016, unless otherwise stated.
Boxer is consolidated from September 30, 2016, affecting comparables with previous periods.

Total revenue

Total revenue for the Group rose by 1.4% compared to the fourth quarter in 2016 and amounted to SEK 1,805m. Com Hem Segment revenue grew 4.2%, explained by continued good growth in Com Hem's consumer business which grew by 4.4% driven by both price and volume. Boxer Segment revenue declined by 7.0% explained by continued high churn for DTT customers.

For the full year the Group revenue amounted to SEK 7,136m corresponding to a growth of 26.0% compared to last year, with an organic revenue growth of 4.1%.

Operating expenses

Operating expenses amounted to SEK 1,602m, up 3.2% compared to the fourth quarter 2016. The increase is explained by higher variable costs within the Com Hem Segment as a result of volume driven revenue growth, partly offset by savings in fixed costs.

For the full year operating expenses amounted to SEK 6,224m, up 29.3%. The increase is mainly explained by Boxer being consolidated into the Group from the fourth quarter 2016.

Operating profit (EBIT)

Operating profit for the fourth quarter declined by 10.9% and amounted to SEK 203m as a result of a higher level of items affecting comparability as well as higher amortisation and depreciation during the fourth quarter compared to last year.

For the full year, operating profit amounted to SEK 912m, an increase of 7.1% compared to 2016.

Net financial income and expenses

Net financial income and expenses were improved by SEK 105m for the fourth quarter, and by SEK 121m for the full year. The positive changes are mainly a consequence of no refinancing activities in 2017 compared to last year as well as reduced blended interest rate on the Group's debt portfolio. Average blended interest rate was 2.5% for the fourth quarter as well as for the full year compared to 2.8% for the fourth quarter 2016 and 2.9% for the full year 2016.

Income taxes

The Group recognised a tax expense of SEK 28m for the quarter and SEK 132m for the full year.

The Group's taxable profit will be offset against previously recognised tax losses carry forwards, which had a remaining balance of approximately SEK 0.2bn at the end of the year.

Net result for the period

Net result for the quarter increased compared to the fourth quarter in 2016 and amounted to SEK 96m, mainly explained by costs for refinancing in fourth quarter last year. For the full year, net result totalled SEK 461m, up 45.5% as a result of higher operating profit together with lower net financial income and expenses compared to 2016.

5 Year-end Report Q4 | January-December 2017

COM HEM

Reconciliation between operating profit (EBIT) and underlying EBITDA, SEKm	OCT-DEC/Q4 2017	2016	Change	JAN-DEC 2017	2016	Change
Operating profit (EBIT)	**203**	**228**	**-10.9%**	**912**	**851**	**7.1%**
Amortisation & depreciation per function						
- Cost of services sold	244	238	2.2%	978	867	12.8%
- Selling expenses	242	229	5.2%	945	779	21.4%
- Administrative expenses	5	5	1.3%	20	22	-8.1%
Total amortisation & depreciation	**490**	**473**	**3.7%**	**1,943**	**1,667**	**16.5%**
EBITDA	**693**	**701**	**-1.1%**	**2,855**	**2,518**	**13.3%**
EBITDA margin, %	38.4	39.4	-1.0 p.p.	40.0	44.5	-4.5 p.p.
Disposals	5	1	n/m	16	4	n/m
Operating currency loss/gains	-2	4	n/m	-7	7	n/m
Items affecting comparability	25	-10	n/m	62	18	n/m
Underlying EBITDA	**722**	**696**	**3.8%**	**2,926**	**2,547**	**14.9%**
Underlying EBITDA margin, %	40.0	39.1	0.9 p.p.	41.0	45.0	-4.0 p.p.

Comparisons between fourth quarter of 2017 and fourth quarter of 2016, unless otherwise stated.

Underlying EBITDA

For the Group underlying EBITDA increased by 3.8% for the fourth quarter with a 5.2% increase in the Com Hem segment driven by revenue growth.

For the full year underlying EBITDA increased by 14.9%, explained by Boxer being consolidated into the Group from September 30, 2016 combined with revenue growth within the Com Hem Segment.

EBITDA

EBITDA declined by 1.1% for the quarter due to a higher level of items affecting comparability from costs associated to redundancy and advisory fees in connection with the merger discussions with Tele2. For the full year EBITDA rose by 13.3%. Items affecting comparability includes a SEK 22m positive effect from revaluation of pension debt following closure of the plan for new entrance in Q1, offset by negative SEK 29m relating to integration of B2B and other items of negative SEK 55m for the full year.

Amortisation and depreciation

Amortisation and depreciation rose by SEK 17m for the quarter, explained by higher amortisation and depreciation on customer relations for the legacy B2B OffNet business and sales commissions (selling expenses), product- and IT-development (cost of services sold) as well as CPEs (cost of services sold) within the Com Hem Segment.

For the full year amortisation and depreciation increased by SEK 276m, explained by Boxer being included in the Group from September 30, 2016 as well as higher amortisation and depreciation on customer relations for the legacy OffNet B2B business and sales commissions (selling expenses), product- and IT-development (cost of services sold) as well as CPEs (cost of services sold) within the Com Hem Segment.

Operating free cash flow, SEKm	OCT-DEC/Q4 2017	2016	Change	JAN-DEC 2017	2016	Change
Underlying EBITDA	**722**	**696**	**3.8%**	**2,926**	**2,547**	**14.9%**
Capital expenditure[1]						
Network related	-129	-98	32.1%	-398	-273	45.5%
CPEs and capitalised sales commissions	-108	-140	-22.8%	-454	-388	17.1%
Product- and IT-development	-53	-62	-14.3%	-211	-208	1.5%
Integration of Boxer	-27	-	n/m	-58	-	n/m
Other capex	-2	-6	-56.2%	-18	-24	-25.3%
Total capital expenditure	**-320**	**-305**	**4.6%**	**-1,138**	**-893**	**27.5%**
Operating free cash flow	**402**	**390**	**3.1%**	**1,788**	**1,655**	**8.0%**
Change in working capital	-7	112	n/m	-15	48	n/m
Interest payments	-32	-170	-81.4%	-213	-278	-23.5%
Income tax paid	-	-	n/m	-31	-	n/m
Equity free cash flow	**364**	**332**	**9.5%**	**1,528**	**1,424**	**7.3%**

[1] Capital expenditure has been reclassified from the second quarter 2017, for comparison purposes the historically reported numbers have been reclassified.

Comparisons between fourth quarter of 2017 and fourth quarter of 2016, unless otherwise stated.

6 Year-end Report Q4 | January-December 2017

COM HEM

Capital expenditure (Capex)
For the quarter, capital expenditure amounted to SEK 320m, corresponding to 17.7% of revenue. The increase compared to the same quarter last year is due to Boxer integration capex.

For the full year capital expenditure amounted to SEK 1,138m, corresponding to 16.0% of revenue. The increase compared to 2016 is due to Boxer being included in the Group, a low investment level during 2016 as well as increased focus on network investments and higher sales volumes in 2017.

Operating free cash flow
Operating free cash flow increased by 3.1% for the quarter and by 8.0% for the full year, explained by Boxer being consolidated into the Group, as well as organic growth in underlying EBITDA, partly offset by higher capex in 2017.

Equity free cash flow
Equity free cash flow increased by 9.5% to SEK 364m for the fourth quarter. The improvement in the quarter is mainly explained by no payment of interest on notes, compared to payment of SEK 139m the same quarter last year, thus difference in timing of payment of accrued interest on notes between the quarters, partly offset by a minor negative change in net working capital this quarter, compared to SEK 112m positive change in same quarter last year.

For the full year, equity free cash flow increased by 7.3% to SEK 1,528m as a result of growth in operating free cash flow and less interest payments on notes, partly offset by a negative change in net working capital compared to last year's positive change.

Liquidity
At the end of the quarter the Group's total available funds amounted to SEK 1,690m (SEK 1,870m at December 31, 2016), of which cash was SEK 590m (SEK 470m at December 31, 2016) and unutilised credit facilities was SEK 1,100m (SEK 1,400m at December 31, 2016).

Net debt
At the end of the quarter the Group's net debt amounted to SEK 10,488m (SEK 10,326m at December 31, 2016). Net debt/underlying EBITDA LTM was a multiple of 3.6x (3.7x at December 31, 2016), which is in line with the target leverage of 3.5–4.0x.

	DEC 31	
Net debt, SEKm	2017	2016
Non-current interest-bearing liabilities	**10,104**	**10,180**
Add back of capitalised borrowing costs	71	98
Non-current interest-bearing liabilities, nominal value	**10,175**	**10,278**
Current interest-bearing liabilities	903	517
Cash and cash equivalents	-590	-470
Net debt	**10,488**	**10,326**

CREDIT FACILITIES

December 31, 2017, SEKm	Maturity date	Interest base/coupon	Total credit	Utilised amount	Unutilised amount
Bank loans					
Facility A	Jun 26, 2019	Floating	3,500	3,500	-
Revolving credit facility	Jun 26, 2019	Floating	2,000	-	2,000
Commercial papers	short-term	Fixed	n/a	900	-900
Incremental facilities	Jun 26, 2019	Floating	2,675	2,675	-
Bond loans					
SEK 1,750m 2016/2021 Notes	Jun 23, 2021	Fixed | 3.625%	1,750	1,750	-
SEK 2,250m 2016/2022 Notes	Feb 25, 2022	Fixed | 3.50%	2,250	2,250	-
Total[1)]			**12,175**	**11,075**	**1,100**

[1)] In addition to the above credit facilities Com Hem holds interest-bearing financial lease liabilities totalling SEK 3m.

Financing
At the end of the quarter the Group's total credit facilities, including the two outstanding bonds, amounted to SEK 12,175m.

The Group has, through its wholly owned subsidiary Com Hem Sweden AB (publ), issued commercial papers of SEK 900m, which is short term funding fully backed up by undrawn amount on the long term revolving credit facility (as shown in the table above).

The average blended interest rate on the credit facilities was 2.5% in the fourth quarter 2017, and the average remaining term to maturity was approximately 2.3 years as of December 31, 2017.

Loan conditions
The loan facilities with credit institutions are conditional on the Group continually satisfying a predetermined financial key metric (the covenant), which is consolidated net debt in relation to consolidated underlying EBITDA LTM.

In addition, there are provisions and limitations in the loan agreements for the credit facilities with credit institutions and the bond loans regarding further debt gearing, guarantee commitments and pledging, material changes to operating activities, as well as acquisitions and divestments. The conditions were met with a solid margin at the end of the quarter.

7 Year-end Report Q4 | January-December 2017

COM HEM

Significant increase of cash dividend
For 2017, the AGM resolved on a change to the mix of cash dividend and share repurchases by increasing the cash dividend from SEK 1.50 per share to SEK 4.00 per share paid out on two occasions, March 30, 2017 and September 29, 2017.

For 2018, the Board is proposing to the AGM in March to increase the cash dividend by 50% to SEK 6.00 per share to be paid out in equal parts on two occasions, with record dates March 23 and July 2.

Share repurchases
The 2017 AGM authorised the Board to, until the next AGM, on one or more occasions resolve on repurchases of own shares to the extent that the holding at any time does not exceed a tenth of the total number of registered shares.

The Board has in 2017 resolved on a number of repurchase programmes where 6,976,716 shares, representing 3.9% of the outstanding shares as per December 31, have been repurchased for SEK 770m during the year. In the fourth quarter Com Hem repurchased 890,857 shares for a total amount of SEK 111m.

Share repurchases	No of shares	Average price per share, SEK	SEKm
Year 2015	10,531,344	73.71	776
Year 2016	11,788,068	75.37	888
First quarter 2017	2,381,638	96.00	229
Second quarter 2017	1,644,999	114.83	189
Third quarter 2017	2,059,222	117.16	241
Fourth quarter 2017	890,857	124.86	111
After the reporting period	328,613	131.79	43
Total shares repurchased	**29,624,741**	**83.64**	**2,478**

Share capital and the number of registered shares
In accordance with resolutions at the 2017 AGM, Com Hem has in April and September executed further reduction of the share capital by way of cancelling 7,179,826 treasury shares.

As of December 31, the number of registered shares and votes in Com Hem amounted to 181,770,814 of which 3,537,345 were held in treasury.

Another 328,613 shares were repurchased after the reporting period. As of January 22, 2018, 3,865,958 shares were held in treasury, and the number of outstanding shares and votes in Com Hem therefore amounted to 177,904,856.

Change in number of shares in 2017	No. of registered shares	No. of outstanding shares
December 31, 2016	188,950,640	185,210,185
Share repurchases first quarter 2017	-	-2,381,638
Cancellation treasury shares April, 2017	-5,071,161	-
Share repurchases second quarter 2017	-	-1,644,999
Share repurchases third quarter 2017	-	-2,059,222
Cancellation treasury shares September, 2017	-2,108,665	-
Share repurchases fourth quarter 2017	-	-890,857
December 31, 2017	**181,770,814**	**178,233,469**
Repurchases after reporting period	-	-328,613
January 22, 2018	**181,770,814**	**177,904,856**

8 Year-end Report Q4 | January-December 2017

COM HEM

SEGMENT COM HEM

OVERVIEW PER OPERATING SEGMENT

	2016		2017			
Operational key metrics[1]	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**	**Q4**
Addressable footprint, thousands	**2,196**	**2,265**	**2,324**	**2,382**	**2,457**	**2,628**
Unique consumer subscribers, thousands	934	945	952	961	972	983
Consumer churn as % of unique consumer subscribers, %	12.7	13.1	13.6	12.4	12.8	13.6
Consumer RGUs thousands						
Broadband	689	702	713	724	736	750
Digital TV	640	644	644	645	651	655
- of which TiVo customers	*239*	*246*	*251*	*255*	*259*	*264*
Fixed telephony	294	282	277	272	269	266
Total consumer RGUs	**1,623**	**1,627**	**1,634**	**1,642**	**1,656**	**1,671**
Unique B2B subscribers, thousands						
OnNet	19	20	22	22	23	24
OffNet	40	38	33	30	28	25
Total unique B2B subscribers	**59**	**58**	**54**	**53**	**51**	**49**
ARPU, SEK						
Consumer	371	371	368	376	373	373
B2B	436	454	448	445	425	463

[1] For the quarter, and on the last date of each quarter.

Comparison between fourth quarter 2017 and fourth quarter 2016, unless otherwise stated.

Addressable footprint
In the quarter, the Com Hem addressable footprint increased by 171,000 homes to 2,628,000 at the end of the period, of which approximately 900,000 are also reached by Boxer. The increase is mainly a result of our expansion into the SDU market where we at the end of December had added some 600,000 addressable households in the Com Hem Segment and an additional approximately 200,000 households unique to Boxer since the start of the expansion programme through the addition of open LANs as well as unbundled Skanova fibre.

Unique consumer subscribers
The number of unique consumer subscribers continued to increase in the quarter, up 12,000 to 983,000. The increase was mainly a result of strong growth in broadband subscribers.

Consumer churn rate
The churn rate, expressed as the percentage of consumer subscribers, was 13.6% in the fourth quarter compared to 12.8% in the third quarter. The increase is mainly due to price adjustments in Q4 as well as a small portion related to the Discovery blackout.

Consumer RGUs
The number of consumer RGUs was 1,671,000 at the end of the fourth quarter, an increase of 15,000 compared to previous quarter, explained by strong growth in broadband and DTV RGUs offset by continued decline in fixed-telephony RGUs.

The number of broadband RGUs rose by 14,000 in the quarter to an all time high of 750,000. Close to 90% of the entire broadband base do now subscribe to a 100 Mbit/s or higher service resulting in an average speed across the base of 145 Mbit/s, an increase of 5 Mbit/s since last quarter.

The number of digital TV RGUs increased by 4,000 during the quarter to a total of 655,000 RGUs. During the quarter the number of TiVo customers grew by 5,000 to 264,000, corresponding to 40% of the total digital TV base.

The number of fixed-line telephony RGUs was 266,000, down 3,000 compared with the preceding quarter, which is in line with the underlying trend in the market.

Consumer ARPU
Consumer ARPU amounted to SEK 373, same as in the preceding quarter.

Unique B2B subscribers
The number of unique B2B subscribers was 49,000 at the end of the quarter with a continued growth of the high margin OnNet subscribers by 1,000, offset by a decline in the legacy OffNet business of 3,000 subscribers.

B2B ARPU
B2B ARPU was SEK 463 in the quarter, compared to SEK 425 in the preceding quarter explained by higher variable fees from telephony OffNet customers.

9 Year-end Report Q4 | January-December 2017

COM HEM

SEGMENT COM HEM

OVERVIEW PER OPERATING SEGMENT

	OCT-DEC/Q4			JAN-DEC		
Financial summary, SEKm	2017	2016	Change	2017	2016	Change
Revenue external						
Consumer	1,090	1,045	4.4%	4,287	4,093	4.7%
- of which Digital TV	*472*	*465*	*1.5%*	*1,886*	*1,855*	*1.7%*
- of which Broadband	*539*	*485*	*11.1%*	*2,079*	*1,862*	*11.7%*
- of which Fixed Telephony	*48*	*57*	*-16.7%*	*199*	*253*	*-21.4%*
Network operator	224	202	11.0%	842	777	8.4%
B2B	69	79	-12.3%	280	317	-11.7%
Other revenue	5	7	-27.9%	22	31	-28.2%
Revenue	**1,389**	**1,333**	**4.2%**	**5,431**	**5,218**	**4.1%**
Underlying EBITDA	**650**	**618**	**5.3%**	**2,603**	**2,470**	**5.4%**
Underlying EBITDA margin, %	46.8	46.3	0.5 p.p.	47.9	47.3	0.6 p.p.
Total capital expenditure	-266	-264	0.9%	-963	-851	13.2%
Operating free cash flow	**384**	**354**	**8.5%**	**1,640**	**1,618**	**1.3%**

Comparison between fourth quarter 2017 and fourth quarter 2016, unless otherwise stated.

Revenue
Revenue for the fourth quarter rose by 4.2% compared to the same period last year and amounted to SEK 1,389m. For the full year revenue rose by 4.1% to SEK 5,431m. The increase is mainly a result of a continued strong growth in consumer services, driven by volume and price, as well as growth in the Network operator services, relating to higher revenue from network expansion.

Consumer Services
Revenue from consumer services rose by 4.4% to a total of SEK 1,090m for the fourth quarter. The increase is driven by increased revenue from broadband and digital TV, partly offset by decreased revenue from fixed telephony.

Revenue from broadband services, which rose by 11.1% for the quarter, is attributable to RGU growth, an improved speed mix and price adjustments implemented in the first quarter.

Revenue from digital TV, which rose by 1.5% for the quarter, is attributable to RGU growth, price adjustments implemented in the first quarter and higher premium revenue.

Revenue from fixed telephony decreased by SEK 10m for the quarter. The decrease is mainly explained by a structural decline in fixed telephony.

Network Operator Services
Revenue from network operator services increased by 11.0% and amounted to SEK 224m for the fourth quarter. The increase was attributable to higher revenue from network expansion including connection fees and growth in communication operator revenue from iTUX. The increase was partly offset by a continued decline in landlord revenue within MDUs due to price pressure.

Business to Business
Revenue from B2B services declined by SEK 10m to SEK 69m for the fourth quarter, which is explained by less revenue from the lower margin legacy OffNet business where all main functions were integrated into Com Hem during the first half of the year resulting in cost savings. For the quarter, OnNet revenue grew by 17.4% and amounted to SEK 34m.

Items affecting comparability amounted to SEK 29m for the full year due to the integration while underlying EBITDA as well as operating free cash flow increased compared to 2016.

Underlying EBITDA
Underlying EBITDA rose by 5.3% for the Com Hem Segment reaching SEK 650m and the underlying EBITDA margin was 46.8% in the fourth quarter. For the full year, underlying EBITDA rose by 5.4% reaching SEK 2,603m. The increase in underlying EBITDA is explained by revenue growth, partly with somewhat lower margin as proportion of revenue with lower gross margin within third party infrastructure increases. The decline in gross margin was fully offset by savings in other operating expenses.

Capital expenditure (Capex)
For the quarter, capital expenditure amounted to SEK 266m, corresponding to 19.2% of revenue. For the full year, capital expenditure amounted to SEK 963m, 17.7% of revenue. The increase compared to full year 2016 is due to a low investment level during 2016 as well as increased focus on network investments and higher sales volumes in 2017.

Operating free cash flow
Operating free cash flow increased by 8.5% reaching SEK 384m in the fourth quarter. The increase is due to higher underlying EBITDA contribution with capex at same level as last year.

For the full year operating free cash flow increased by 1.3% to SEK 1,640m. The modest increase was explained by a higher underlying EBITDA contribution offset by higher capital expenditure compared to 2016.

10 Year-end Report Q4 | January-December 2017

COM HEM

SEGMENT BOXER

OVERVIEW PER OPERATING SEGMENT

	2016		2017			
Operational key metrics[1]	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**	**Q4**
Unique consumer subscribers, thousands	508	495	479	471	463	451
Consumer churn as % of unique consumer subscribers, %[2]	15.7	17.7	19.2	15.0	14.4	19.4
Consumer RGUs, thousands	520	511	498	493	487	480
- of which Digital TV	*n/a*	*493*	*476*	*467*	*456*	*443*
- of which Broadband	*n/a*	*11*	*14*	*19*	*23*	*28*
- of which Fixed Telephony	*n/a*	*7*	*8*	*8*	*8*	*8*
Average revenue per user (ARPU), SEK	293	293	297	298	298	301

[1]Boxer was acquired on September 30, 2016 when controlling influence of operations was obtained and the entity was consolidated from that date. Figures relating to quarters before the acquisition date are included for comparability purposes.

[2]Consumer churn as % of unique consumer subscribers, % calculated according to Com Hem Segment method from Q1 2017

Addressable fibre footprint
In 2017 Boxer's fibre footprint has expanded to include almost all of the Com Hem Segment's current addressable SDU footprint. At the end of the fourth quarter, Boxer had around 1,100,000 addressable fibre households (MDUs and SDUs) out of which about 200,000 SDU households did not overlap with Com Hem's footprint.

Unique consumer subscribers
The number of unique consumer subscribers continued to decrease by 12,000 in the fourth quarter, to a total of 451,000 at the end of the period. The decline is explained by the structural decline within the Digital Terrestrial Television network ("DTT") distribution, which is partly offset against a growing number of broadband and IPTV subscribers as Boxer subscribers get access to fibre broadband.

Consumer churn rate
The churn rate, expressed as the percentage of consumer subscribers, was 19.4% in the fourth quarter, an increase from previous quarters (Q3 14.4% and Q2 15.0%). As communicated in previous quarter, Boxer churn rate temporarily spiked in the fourth quarter mainly due to the migration of the 700 MHz band and seasonality effects of expiration of binding periods across the customer base. Part of the increase was also due to a lag effect of the Discovery blackout in September.

Consumer RGUs
The number of consumer RGUs was 480,000 a decrease of 8,000 in the fourth quarter, compared to a decrease of 6,000 in the third quarter. The decline of 13,000 DTV RGUs in the fourth quarter was partly offset against an increase of 5,000 broadband RGUs.

Consumer ARPU
ARPU was SEK 301 for the fourth quarter, which is an increase of SEK 3, compared to the preceding quarter, mainly explained by more customers subscribing to two services (broadband and DTV).

	OCT-DEC/Q4			JAN-DEC
Financial summary, SEKm	**2017**	**2016**	**Change**	**2017**
Revenue external				
Consumer	415	446	-7.0%	1,705
Revenue	**415**	**446**	**-7.0%**	**1,705**
Underlying EBITDA	**72**	**78**	**-8.0%**	**323**
Underlying EBITDA margin, %	17.2	17.4	-0.2 p.p.	19.0
Total capital expenditure	-53	-42	28.0%	-175
Operating free cash flow	**18**	**36**	**-49.5%**	**148**

Revenue
Revenue for the fourth quarter amounted to SEK 415m, a decrease of SEK 31m compared to the same quarter previous year, explained by a decreasing number of DTV subscribers only partly offset by increasing number of broadband subscribers.

Underlying EBITDA
Boxer's underlying EBITDA amounted to SEK 72m for the quarter due to temporarily higher costs for serving customers in connection to the migration from the 700 Mhz band which was completed by the end of October. For the full year Boxer's underlying EBITDA amounted to SEK 323m, slightly above the expected target of SEK 300m, including the effect from synergies. In the beginning of 2017, half of the expected synergies of approximately SEK 50m annually relating to integration with Com Hem were realised, with the remaining synergies to be realised in H2 2018 when all IT systems have been fully integrated.

Capital expenditure (Capex)
For the quarter, capital expenditure amounted to SEK 53m, of which investments in CPEs and sales commissions amounted to SEK 27m and SEK 27m relating to system integration. For the full year capital expenditure amounted to SEK 175m of which SEK 58m related to system integration.

Operating free cash flow
Operating free cash flow amounted to SEK 18m in the quarter and SEK 148m for the full year. Excluding capex relating to system integration, operating free cash flow amounted to SEK 206m.

11 Year-end Report Q4 | January-December 2017

CONDENSED CONSOLIDATED INCOME STATEMENT
OCT-DEC / Q4 JAN-DEC
SEKm 2017 2016 2017 2016
Revenue 1,805 1,780 7,136 5,665 Cost of services sold -1,034 -1,022 -4,039 -2,964
Gross profit 770 758 3,097 2,701
Selling expenses -481 -471 -1,867 -1,557 Administrative expenses -90 -80 -330 -305 Other operating income and expenses 4 21 11 12
Operating profit 203 228 912 851
Financial income and expenses -79 -184 -319 -440
Result after financial items 124 44 593 411
Income taxes -28 -10 -132 -94
Net result for the period 96 34 461 317
Average number of outstanding shares, thousands 178,786 186,504 181,215 191,077 Basic earnings per share, SEK 0.54 0.18 2.55 1.66 Average number of outstanding shares, diluted, thousands 179,976 186,941 182,536 191,223 Diluted earnings per share, SEK 0.53 0.18 2.53 1.66
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
OCT-DEC / Q4 JAN-DEC
SEKm 2017 2016 2017 2016 Net result for the period 96 34 461 317 Other comprehensive income
Items that will not be reclassified to net profit or loss
Revaluation of defined-benefit pension obligations -16 34 -4 -59 Tax on items that will not be reclassified to profit or loss 4 -8 1 13
Other comprehensive income for the period, net of tax -13 27 -3 -46 Total comprehensive income for the period 83 61 458 271
12 Year-end Report Q4 | January-December 2017

CONDENSED CONSOLIDATED BALANCE SHEET
DEC 31 DEC 31
SEKm 2017 2016 ASSETS
Non-current assets
Intangible assets 16,014 16,765 Property, plant and equipment 1,493 1,564
Total non-current assets 17,508 18,329 Current assets
Other current assets 518 458 Cash and cash equivalents 590 470
Total current assets 1,108 927 TOTAL ASSETS 18,616 19,256 EQUITY AND LIABILITIES
Equity 4,380 5,501 Non-current liabilities
Non-current interest-bearing liabilities 10,104 10,180 Other non-current liabilities 325 384 Deferred tax liabilities 755 624
Total non-current liabilities 11,185 11,188 Current liabilities
Current interest-bearing liabilities 903 517 Other current liabilities 2,149 2,050
Total current liabilities 3,052 2,567 TOTAL EQUITY AND LIABILITIES 18,616 19,256
Number of outstanding shares, at end of period, thousands 178,425 185,210 Equity per share, SEK 25 30
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
DEC 31 DEC 31
SEKm 2017 2016 Opening equity 5,501 6,403 Comprehensive income for the period
Net result for the period 461 317 Other comprehensive income for the period -3 -46
Total comprehensive income for the period 458 271 Transactions with the owners
Repurchases of shares -770 -888 Repurchases of warrants -94 -Dividend -725 -289 Share-based remuneration 9 4
Total transactions with the owners -1,579 -1,173 Closing equity 4,380 5,501
13 Year-end Report Q4 | January-December 2017

COM HEM

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	OCT-DEC/Q4		JAN-DEC	
SEKm	2017	2016	2017	2016
Operating activities				
Result after financial items	124	44	593	411
Adjustments for non-cash items	538	409	2,011	1,757
Income taxes paid	-	-	-31	-
Cash flow from operating activities before changes in working capital	**662**	**453**	**2,572**	**2,168**
Change in working capital	-7	112	-15	48
Cash flow from operating activities	**654**	**565**	**2,557**	**2,216**
Investing activities				
Acquisition of subsidiary	-	-2	-	-1,375
Acquisition of intangible assets	-148	-128	-502	-396
Acquisition of property, plant and equipment	-172	-178	-636	-497
Divestment of fixed assets	1	1	5	2
Cash flow from investing activities	**-319**	**-307**	**-1,134**	**-2,266**
Financing activities				
Repurchases of shares	-104	-253	-764	-894
Repurchase of warrants	-	-	-94	-
Dividend	-	-	-725	-289
Borrowings	350	3,300	3,050	6,600
Amortisation of borrowings	-355	-3,158	-2,767	-5,578
Payment of borrowing costs	0	-39	-4	-63
Cash flow from financing activities	**-110**	**-149**	**-1,303**	**-224**
Net change in cash and cash equivalents	226	109	120	-274
Cash and cash equivalents at beginning of period	364	361	470	743
Cash and cash equivalents at end of period	**590**	**470**	**590**	**470**

ADJUSTMENT FOR NON-CASH ITEMS

	OCT-DEC/Q4		JAN-DEC	
SEKm	2017	2016	2017	2016
Depreciation/amortisation	490	473	1,943	1,667
Unrealised exchange-rate differences	0	-1	0	1
Capital gain/loss on sale/disposal of non-current assets	5	0	12	3
Change in capitalised borrowing costs and discounts	7	36	31	0
Change in accrued interest expenses	35	-95	57	60
Change in provisions	-4	-	-42	17
Other profit/loss items not settled with cash	4	-5	10	8
Total	**538**	**409**	**2,011**	**1,757**

14 Year-end Report Q4 | January-December 2017

PARENT COMPANY CONDENSED FINANCIAL REPORTS
INCOME STATEMENT OCT-DEC/ Q4 JAN-DEC
SEKm 2017 2016 2017 2016
Revenue 6 4 16 13 Administrative expenses -16 -8 -44 -27 Other operating income and expenses 0 0 0 -1
Operating profit/loss -10 -3 -28 -14
Financial income and expenses 191 -228 262 -114
Result after financial items 181 -231 234 -128
Income taxes -51 28 -51 28
Net result for the period 130 -202 182 -100
STATEMENT OF COMPREHENSIVE INCOME OCT-DEC/ Q4 JAN-DEC
SEKm 2017 2016 2017 2016
Net result for the period 130 -202 182 -100 Other comprehensive income — —
Comprehensive income for the period 130 -202 182 -100
BALANCE SHEET DEC 31 DEC 31
SEKm 2017 2016 ASSETS
Financial assets 10,160 9,966 Deferred tax assets 1 53 Current assets 182 6 Cash and bank balances 13 15
TOTAL ASSETS 10,356 10,041
EQUITY AND LIABILITIES
Restricted equity 207 209 Unrestricted equity 5,382 6,777 Provisions 4 2 Non-current liabilities to Group companies 4,470 2,780 Current liabilities to Group companies 260 260 Other current liabilities 34 13
TOTAL EQUITY AND LIABILITIES 10,356 10,041
15 Year-end Report Q4 | January-December 2017

OTHER INFORMATION
Com Hem Holding AB (publ) is a Swedish limited liability company (Corp. ID. No. 556858-6613), with its registered office in Stockholm, Sweden. Com Hem’s share is listed on Nasdaq Stockholm, Large Cap.
Accounting policies
The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU and described in the Group’s 2016 Annual Report. The Group’s functional currency is the Swedish krona (SEK), which is also the presentation currency of the Group. All amounts have been rounded to the nearest million (SEKm), unless otherwise stated. New or amended IFRSs that became effective on January 1, 2017 had no material effect on the consolidated financial statements. The interim report for the Group has been prepared in accordance with IAS 34 Interim Financial Reporting and the Annual Accounts Act. Condensed financial statements for the Parent Company have been prepared in accordance with the Annual Accounts Act and RFR 2 Accounting for Legal Entities. Disclosures in accordance with IAS 34.16A are incorporated in the financial statements and its accompanying notes or in other parts of this year-end report.
New and amended IFRS not yet applied
A number of new or amended IFRS will take effect in the coming financial year and have not been early adopted when preparing these financial statements. The work to analyse the effects from the future adoption of IFRS 15 Revenue from contracts with customers and IFRS 9 Financial instruments has been finalized. The new standards will have no significant effect on the Group’s financial statements, except for more extensive disclosure requirements. IFRS 9 will be applied from 2018 and will be prospectively applied from January 1, 2018, which will result in an increase of the credit loss allowance of SEK2m however there will be no impact of IFRS 15.
Alternative Performance Measures (APM)
The Group applies the guidelines issued by ESMA (European Securities and Markets Authority) on APMs. An APM is understood as a financial measure of historical or future financial performance, financial position, or cash flows, other than a financial measure defined or specified in the applicable financial reporting framework. APMs presented in these year-end financial statements should not be considered as a substitute for measures of performance in accordance with IFRS and may not be comparable to similarly titled measures by other companies. The APMs presented in the year-end report have been reconciled to the most directly reconcilable line items in the financial statements and appears in the sections Group financial overview and overview per operating segment.
Adjustments
Certain financial information and other amounts and percentages presented in this report have been rounded and therefore the tables may not tally. The abbreviation “n/m” (“not meaningful”) is used in this report if the information is not relevant and “n/a” (“not available”) is used if the information is not available.
Fair value of financial instruments
The fair value of the Group’s financial assets and liabilities are estimated to be equal to the carrying amounts except for outstanding notes.
Related parties
For information regarding related parties, see the Group’s Annual report 2016, page 69. There have been no significant transactions during the year, in excess of paid dividend and repurchase of warrants. Repurchase of warrants from related parties (board members and executive management) was made in April at market value totalling SEK 79m. For more information regarding the repurchase of warrants see section “Incentive programmes” below.
Risks and uncertainties
The Group and the Parent Company have identified a number of operational and financial risks. Operational risks include increased competition, changes to laws and regulations, the ability to retain and attract key employees, substitution from fixed to mobile telephony, technological advances, the ability to retain and attract customers, programme content and risks associated with suppliers. Financial risks include refinancing, liquidity, credit, interest rate, and currency risks. For a detailed description of the significant risk factors for the Group’s future development, see the Group’s 2016 Annual Report. The Group believes that the risk environment has not materially changed from the description in the 2016 Annual Report.
Operating segments
The Group operates in a single market, Sweden and is divided in two operating segments, Com Hem and Boxer. The division is based on the Group’s management structure and infrastructure for delivery of services and structure for internal reporting, which is controlled by the Group’s CEO, who has been identified as its chief operating decision-maker.
The operating segment Com Hem offers services to consumers (digital TV, broadband and fixed telephony), B2B (broadband and telephony) and landlords (basic TV offering) via FibreCoax, unbundled Skanova fibre and LAN. The services to consumers and landlords are mainly delivered to multi-dwelling unit buildings. The B2B services are mainly delivered to Small (SoHo) and Medium Sized Enterprises (SMEs). The infrastructure that is the basis for enabling delivery of services to customers is the same for all services in the operating segment. Expenses for distribution (fibre, ducting, etc.) and for operation and servicing of the services are collective. Customers connect to services through a single point in their home.
The operating segment Boxer offers services (digital TV and broadband) to consumers in the SDU market through the Swedish Digital Terrestrial Television network provided by Teracom as well as open networks.
The operating segment information is based on the same accounting principles as for the Group, IFRS. The pricing of inter company transactions is determined on a commercial basis.
Performances and the business’ earnings are evaluated based on a number of established key ratios, of which the principal key ratios in the income statement are total revenue, operating profit/loss (EBIT) and underlying EBITDA (EBITDA before disposals excluding items affecting comparability and operating currency gains/losses).
Operating segment assets comprise of intangible assets, property, plant and equipment, inventories and current receivables. Operating segment liabilities comprise of non-current liabilities and provisions.
Capital expenditure includes intangible assets and property, plant and equipment but excludes the effect of goodwill, intangible assets and property, plant and equipment through acquisitions which are presented separately.
16 Year-end Report Q4 | January-December 2017

COM HEM

SEKm	OCT-DEC Q4 2017 Com Hem	Boxer	The Group	OCT-DEC Q4 2016 Com Hem	Boxer	The Group	JAN-DEC 2017 Com Hem	Boxer	The Group
Revenue external	**1,389**	**415**	**1,805**	**1,333**	**446**	**1,780**	**5,431**	**1,705**	**7,136**
Operating profit (EBIT)	**204**	**-1**	**203**	**223**	**4**	**228**	**873**	**39**	**912**
Net financial income and expenses			-79			-184			-319
Income taxes			-28			-10			-132
Net result for the period			**96**			**34**			**461**
Operating profit (EBIT)	**204**	**-1**	**203**	**223**	**4**	**228**	**873**	**39**	**912**
Amortisation & depreciation	419	71	490	406	67	473	1,665	277	1,943
Disposals	5	-	5	1	-	1	14	2	16
Operating currency loss/gains	-2	0	-2	4	1	4	-8	1	-7
Items affecting comparability	24	1	25	-16	6	-10	58	4	62
Underlying EBITDA	**650**	**72**	**722**	**618**	**78**	**696**	**2,603**	**323**	**2,926**
CAPEX	**-266**	**-53**	**-320**	**-264**	**-42**	**-305**	**-963**	**-175**	**-1,138**
Operating free cash flow	**384**	**18**	**402**	**354**	**36**	**390**	**1,640**	**148**	**1,788**

SEKm	DEC 31, 2017 Com Hem	Boxer	Eliminations	The Group	DEC 31, 2016 Com Hem	Boxer [1]	Eliminations	The Group
Operating segment assets	**16,032**	**2,047**	**-53**	**18,026**	**16,605**	**2,184**	**-2**	**18,787**
-of which goodwill	*10,899*	*421*	-	11,321	*10,899*	*421*	-	11,321
-of which customer relationships	*1,939*	*1,249*	-	3,188	*2,527*	*1,392*	-	3,919
Other unallocated assets				590				470
Total assets				**18,616**				**19,256**
Operating segment liabilities	2,226	937	-53	3,109	2,002	995	-2	2,995
Other unallocated liabilities				11,127				10,760
Total liabilities				**14,236**				**13,755**

1) Boxer was acquired on September 30, 2016.

Business Combinations 2017
No business combinations have occurred during 2017.

Business Combinations 2016
Boxer TV-Access AB ("Boxer")
The acquisition of Boxer TV-Access AB was completed on September 30, 2016 and controlling influence of operations was obtained and the entity was consolidated from that date. Boxer is the pay TV operator in the Digital Terrestrial Television network ("DTT") in Sweden. The Com Hem SDU expansion programme will enable Boxer to sell market leading bundled broadband- and TV-services to its customer base.

The acquisition has been recognised by applying the purchase method, and the table below states the fair value of the acquired assets and liabilities. The acquisition was funded through external borrowings and own cash. No equity instruments were issued in conjunction with the acquisition.

SEKm	Carrying amounts in the Group
Intangible assets	1,552
Property, plant and equipment	153
Other current assets	167
Cash and cash equivalents	258
Deferred tax liabilities	-305
Non-current liabilities	-141
Other current liabilities	-472
Net identifiable assets	**1,212**
Goodwill	421
Purchase price (Paid in cash)	**1,633**
Less cash in acquired business	-258
Net effect on Group's cash	**1,375**

The recognised fair value of intangible assets was SEK 1,973m of which customer relationships SEK 1,427m, trademark SEK 101m, goodwill SEK 421m and other SEK 24m. The goodwill recognised for the acquisition relates to future revenue from new customers, increased revenue from existing customers through continued growth of the number of services sold per customer, undocumented know-how and technology. No portion of the goodwill amount is expected to be tax deductible.

17 Year-end Report Q4 | January-December 2017

COM HEM

An existing long-term fixed price transmission network access contract has been measured to a negative fair value of SEK 174m, which will be released over the contract term, ending March 31, 2020. Lower annual price levels will apply as from April 1, 2020 which was negotiated as part of the transaction.

The total consideration for Boxer amounted to SEK 1,633m and the total net cash outflow was SEK 1,375m after de-ducting acquired cash and cash equivalents of SEK 258m. Acquisition related expenses were SEK 11m and have been recognised as other operating expenses in the income statement.

Boxer is reported as a separate operating segment and contri-buted from the acquisition date with SEK 446m to consolidated revenue and SEK 3m to operating profit during 2016.

If the acquisition had been conducted on January 1, 2016, man-agement estimates that the contribution to consolidated revenue would have been SEK 1,833m and the contribution to operating profit would have been SEK 57m, in the financial year 2016.

Changes in share capital and share repurchases

At the Annual General Meeting on May 19, 2016 and at the Annual General Meeting on March 23, 2017 the Board of Directors was given the mandate to until the end of the next Annual General Meeting, on one or more occasions, resolve on buy backs of shares to such extent that the Company's holding at any time does not exceed a tenth of the total number of shares in the Company. The buy backs were carried out in accordance with the Market Abuse Regulation (EU) No 596/2014 ("MAR") and the Com-mission Delegated Regulation (EU) 2016/1052 (the "Safe Harbour Regulation"). The buy backs are managed by credit institutions that make their trading decisions regarding Com Hem's shares independently of, and without influence by, Com Hem with regard to the timing of the repurchases.

In accordance with the resolution at the 2017 AGM, Com Hem has executed a further reduction of the share capital by way of cancelling shares twice during the financial year. In April 5,071,161 treasury shares were cancelled. Simultaneously, and for the purpose of restoring the share capital, Com Hem has executed a bonus issue corresponding to the amount with which the share capital was reduced. In September, the share capital was further reduced by cancelling 2,108,665 shares. The reduction and the increase of the share capital has been registered by the Swedish Companies Registration Office and the shares are cancelled. Hence, the number of registered shares and votes in Com Hem amounts to 181,770,814.

Change in no. of shares	Total no. of shares
No. of registered shares, December 31, 2016	**188,950,640**
Cancellation of shares	-7,179,826
Total no. of registered shares, December 31, 2017	**181,770,814**
Repurchased shares held by Com Hem	-3,537,345
Total no. of outstanding shares, December 31, 2017	**178,233,469**

Incentive programmes

The Group had at the beginning of the year two warrant programmes established for executive management, key employees and Board members. The programmes originally comprised a total of 2,474,546 issued and paid warrants for each programme. The first programme had a maturity in June 2017 and the second programme has a maturity to June 2018. In accordance with the resolution by the 2017 AGM, Com Hem in April repurchased the warrants with maturity in June 2017 for a total of SEK 94m.

The Group also has three long-term share-saving incentive programmes "LTIP 2015", "LTIP 2016" and "LTIP 2017". LTIP 2015 comprising 154,950 shares, LTIP 2016 comprising 227,843 shares and LTIP 2017 comprising 213,973 shares. LTIP 2017 was resolved by the Annual General Meeting 2017 and has similar conditions as LTIP 2015 and LTIP 2016. For more information regarding LTIP and the other incentive programmes see the Group's Annual Report 2016.

Largest shareholders

Kinnevik through its subsidiary Kinnevik Sweden Holding AB is the Company's single largest shareholder controlling 19.0% of the outstanding shares and votes as at December 31, 2017. Com Hem Holding AB (publ) had a total of 2,698 shareholders as at December 31, 2017.

As per December 31, 2017	No. of shares	Capital/ votes, %[1]
Kinnevik Sweden Holding AB	33,911,671	19.0
MFS Investment Management	19,040,640	10.7
Capital Group	15,115,000	8.5
Norges Bank	11,405,892	6.4
Adelphi Capital LLP	9,679,871	5.4
Vanguard	4,165,134	2.3
DJE Investment	3,360,200	1.9
Tower House Partners LLP	3,300,000	1.9
BNP Paribas Investment Partners	2,746,311	1.5
T. Rowe Price	2,652,010	1.5
Total 10 largest shareholders	**105,376,729**	**59.1**
Other shareholders	72,856,740	40.9
Total no. of outstanding shares	**178,233,469**	**100.0**

Source: Holdings/Euroclear as per December 31, 2017.

[1] The participating interest has been adjusted for the Parent Company's holdings of treasury shares. The ten largest public shareholders are listed above. Holdings with depositories are reported as "other shareholders."

18 Year-end Report Q4 | January-December 2017

Events after the end of the reporting period
On January 10, 2018, it was announced that the Boards of Directors of Tele2 AB and Com Hem Holding AB have agreed on a combination of Tele2 and Com Hem through a statutory merger, creating a leading integrated connectivity provider. The merger will be implemented by Tele2 absorbing Com Hem. Com Hem shareholders will receive SEK 37.02 in cash plus 1.0374x B shares in Tele2 as merger consideration for each share in Com Hem. Please find further information on the merger in press release available at www.comhemgroup.se.
During the period from January 1 to January 22, 2018 an additional 328,613 shares were repurchased by an independent credit institute for an amount of SEK 43m in accordance with MAR and the Safe Harbour Regulation. Com Hem held 3,865,958 own shares as of January 22 corresponding to 2.1% of the total number of registered shares.
Com Hem’s 2018 Annual General Meeting
The Annual General Meeting 2018 will be held on March 21, 2018. Shareholders wishing to have an item addressed are to submit a written request no later than 31 January, 2018 to guarantee that the item is included in the notice of the Annual General Meeting. The request is to be sent by e-mail to: bolagsstamma@comhem. com or by mail to: Com Hem Holding AB (publ), Annual General Meeting, PO Box 8093, SE-104 20 Stockholm, Sweden. Additional information regarding registration will be published prior to the Annual General Meeting.
Nomination committee for the Annual General Meeting 2018
The Nomination Committee for the Annual General Meeting on March 21, 2018 consists of the following members:
Cristina Stenbeck, chairman of the Nomination Committee, appointed by Kinnevik AB
Henry Guest, appointed by Adelphi Capital LLP
Paolo Mortarotti, appointed by Tower House Partners LLP
Andrew Barron, Chairman of Com Hem Holding AB
The Nomination Committee will prepare proposals for the Annual General Meeting in 2018 regarding Chairman of the Annual General Meeting, Board members, Chairman of the Board, remuneration for Board members distinguishing between the Chairman of the Board of Directors and other Members of the Board of Directors and remuneration for committee work, auditors, auditor fee and, to the extent deemed necessary, proposal regarding amendments of the current instruction for the Nomination Committee.
2017 Annual Report
The 2017 Annual Report will be available at www.comhemgroup. se and can be obtained from the Company’s head office at Fleminggatan 18 in Stockholm in the week commencing February 19, 2018.
Dividend 2018
For 2018, the Board is proposing to the AGM in March to increase the cash dividend by 50% to SEK 6.00 per share to be paid out in equal parts on two occasions, with record dates March 23 and July 2.
Auditor’s report
This year-end report has not been reviewed by the company’s auditors.
Disclosure
This information is information that Com Hem Holding AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation and the Securities Markets Act. The information was submitted for publication, through the agency of the contact person set out below at 7.30 a.m. CET January 23, 2018.
Fredrik Hallstan, Head of PR
19 Year-end Report Q4 | January-December 2017

Board’s assurance
The Board of Directors and the CEO certify that the year-end report gives a true and fair overview of the Parent Company’s and
Group’s operations, their financial position and results of operations, and describes the material risks and uncertainties facing the Parent Company and other companies in the Group.
Stockholm January 23, 2018
Andrew Barron Chairman
Monica Caneman Board member
Eva Lindqvist Board member
Marianne Bolin Employee representative
Thomas Ekman Board member
Anders Nilsson Board member and Chief Executive Officer
Tomas Kadura Employee representative

INDUSTRY TERMS
Addressable footprint Number of households connected to our FibreCoax and FibreLAN networks, third party open networks, and connected and/or passed by fibre in networks unbundled by the Group.
ARPU Average monthly revenue per user for the referenced period. ARPU is calculated by dividing the monthly revenue for the respective period by the average number of unique consumer subscribers for that period. The average number of unique consumer subscribers is calculated as the number of unique consumer subscribers on the first day in the respective period plus the number of unique consumer subscribers on the last day of the respective period, divided by two.
Churn The voluntary or involuntary discontinuance of services by a subscriber. From Q4 2016 cancellations are excluded.
RGUs Revenue generating units, which refer to each subscriber receiving basic or digital TV, broadband or telephony services from Com Hem, Boxer or Phonera. A customer who has all three services is counted as three RGUs but one unique subscriber.
SME Small and medium enterprises. Refers to offices with
10-99 employees.
SoHo Single office/Home office. Refers to offices with 1-9 employees.
Unique consumer subscribers Unique consumer subscribers represent the number of individual end-users who have subscribed for one or more of the Com Hem Group’s digital services (digital TV, broadband and fixed telephony). Com Hem refers to the end-users receiving services directly through our own, third-party or unbundled networks as unique subscribers, even if the billing relationship for that end-user is with the end-user’s landlord or housing association.
21 Year-end Report Q4 | January-December 2017

FINANCIAL KEY METRICS AND ALTERNATIVE PERFORMANCE MEASURES (APM)
IFRS-MEASURE
Earnings per share Net result for the period attributable to owners of the Parent Company divided by the average number of shares outstanding.
ALTERNATIVE PERFORMANCE MEASURES
An alternative performance measure is understood as a financial measure other than a financial measure defined or specified in the applicable financial reporting framework. The alternative performance measures presented are a complement to financial measures defined in IFRS and are used by management to evaluate ongoing operations and control activities. Alternative performance measures presented in these interim financial statements should not be considered as a substitute for measures of performance in accordance with IFRS and may not be comparable to similarly titled measures by other companies. For more information regarding the purpose with presented APMs please visit http://www.comhemgroup.se/en/investors/definitions/.
Capital expenditure (Capex) Capital expenditure in intangible assets and property, plant and equipment, including capital expenditure financed by leasing.
EBITDA EBIT excluding amortisation and depreciation. EBITDA-marginal EBITDA as a percentage of revenue. Equity/assets ratio Equity as a percentage of total assets.
Equity free cash flow Underlying EBITDA less Capex, interest on bank debt and notes, taxes and change in net working capital.
Equity per share Equity divided by the total number of outstanding shares.
OTHER MEASURES
Consumer ARPU Consumer ARPU is calculated by dividing all digital TV, broadband, fixed telephony and other revenue that can be allocated to each consumer service for the period in question, by the average number of total unique consumer subscribers for the respective period, and further by the number of months in the period. The average number of subscribers is calculated as the number of unique consumer subscribers on the first day in the respective period plus the number of unique consumer subscribers on the last day of the respective period, divided by two.
Items affecting comparability Items of temporary nature such as staff costs related to restructuring and transaction costs related to acquisitions.
Net debt Interest-bearing liabilities, excluding borrowing costs, less cash and cash equivalents.
Net debt/Underlying EBITDA Net debt at the end of the period indicated divided by underlying EBITDA LTM.
Operating free cash flow (OFCF) Underlying EBITDA less capital expenditure.
Operating profit (EBIT) Revenue less operating expenses.
Underlying EBITDA EBITDA before disposals excluding items affecting comparability and operating currency gains/losses.
Underlying EBITDA margin Underlying EBITDA as a percentage of revenue.
B2B ARPU B2B ARPU is calculated by dividing all broadband, fixed telephony and other revenue that can be allocated to each B2B service for the period in question, by the average number of total unique B2B subscribers for the respective period, and further by the number of months in the period. The average number of subscribers is calculated as the number of B2B subscribers on the first day in the respective period plus the number of unique B2B subscribers on the last day of the respective period, divided by two.
22 Year-end Report Q4 | January-December 2017

COM HEM

THE GROUP'S FINANCIAL KEY METRICS AND ALTERNATIVE PERFORMANCE MEASURES PER QUARTER

	2016				2017			
Group	**Q1**	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**	**Q4**
Revenue, SEKm	1,276	1,300	1,309	1,780	1,757	1,794	1,780	1,805
Operating profit (EBIT), SEKm	205	192	227	228	232	222	255	203
Operating margin (EBIT margin), %	16.0	14.7	17.4	12.8	13.2	12.4	14.3	11.2
EBITDA, SEKm	600	589	629	701	707	707	747	693
EBITDA margin, %	47.0	45.3	48.0	39.4	40.2	39.4	42.0	38.4
Underlying EBITDA, SEKm	603	607	642	696	712	730	762	722
Underlying EBITDA margin, %	47.3	46.7	49.0	39.1	40.5	40.7	42.8	40.0
Capex, SEKm	210	198	180	305	269	311	238	320
Capex as % of revenue	16.4	15.2	13.8	17.2	15.3	17.4	13.4	17.7
Cash flow from operating activities	517	554	580	565	557	478	868	654
Operating free cash flow, SEKm	394	409	461	390	443	419	524	402
Equity/assets ratio, %	35	34	29	29	27	26	24	24
Net debt at end of period, SEKm	8,988	9,026	10,292	10,326	10,626	10,742	10,719	10,488
Net debt/underlying EBITDA LTM, multiple[1]	3.8x	3.8x	3.7x	3.7x	3.7x	3.7x	3.7x	3,6x
Earnings per share, SEK	0.49	0.43	0.56	0.18	0.65	0.61	0.75	0.54
Equity per share, SEK	32	31	30	30	28	27	25	25

[1] See page 22 for definitions of financial key metrics and Alternative Performance Measures (APM).
[2] Boxer is consolidated from September 30, 2016 affecting comparables with previous periods.

OTHER INFORMATION

For further information, contact:
Marcus Lindberg, Investor Relations Manager
Phone: +46 734 39 25 40
E-mail: marcus.lindberg@comhem.com

Petra von Rohr, Director of Corporate Communications
Phone: +46 734 39 06 54
E-mail: petra.vonrohr@comhem.com

Financial information
All financial information is published on www.comhemgroup.com directly after release.

You are welcome to subscribe to our press releases and financial statements via e-mail. Subscribe here: http://www.comhemgroup.se/en/investors/subscribe/

Webcast teleconference
Com Hem will present the fourth quarter results for analysts and investors via a webcast teleconference in English on Tuesday, January 23, 2018 at 10:00 a.m CET.

To participate, use the following link: https://comhemgroup.videosync.fi/2018-01-23_q4

Alternatively, use one of the following dial-in numbers:

Sweden:	+46 (0)8 566 19 445
UK:	+44 (0) 1452 541 003
US:	+1 646 741 2120

Financial calendar

Annual General Meeting	March 21, 2018
Interim Report January-March 2018	April 17, 2018
Interim Report January-June 2018	July 11, 2018
Interim Report January-September 2018	October 16, 2018

COM HEM

Com Hem Holding AB (publ)
Corp. ID. No. 556858-6613
Registered office: Stockholm
www.comhemgroup.com

23 Year-end Report Q4 | January-December 2017

IMPORTANT INFORMATION
The information included in this document is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Com Hem Holding AB (publ) (“COM HEM”) or Tele2 AB (publ) (“Tele2”). Tele2 is expected to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the planned merger of COM HEM into Tele2 (“Transaction”). Tele2 is expected to mail a merger document, which is part of the registration statement on Form F-4, to security holders of COM HEM in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 plans to file with the SEC or send to security holders of COM HEM in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE REGISTRATION STATEMENT AND THE MERGER DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE REGISTRATION STATEMENT AND THE MERGER DOCUMENT CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. When the registration statement and merger document become available, investors and security holders will be able to obtain free copies of it through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from COM HEM, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40 or from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88.
In addition to the registration statement and merger document, COM HEM and Tele2 file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by COM HEM or Tele2 at: http://www.comhemgroup.se/en/investors/ and http://www.tele2.com/investors/, respectively.
FORWARD LOOKING STATEMENTS
The information in this document may contain forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although the management of COM HEM believes that the expectations reflected in any forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and COM HEM undertakes no obligation to update any forward-looking statements. Past performance of COM HEM or Tele2 does not guarantee or predict future performance of the combined company. Moreover, COM HEM, Tele2 and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Transaction will be completed in the manner and timeframe described in this document, or at all.
NO SOLICITATION
This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.